CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For the year ended October 31, 2005

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the year ended October 31, 2005 to the previous year.  This MD&A should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2005 and 2004.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of January 26, 2005.

This MD&A contains certain statements which may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company including the most recent Annual Information Form dated January 25, 2006 can be located on the Company’s web site www.cardero.com or on the SEDAR website at www.sedar.com.

BACKGROUND

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties and cash.  The Company funds its operations through the sale of its shares.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1)

The chance of finding an economic ore body is extremely small, the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2)

The junior resource market, where the Company raises funds, is extremely volatile.  Even though the Company has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3)

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4)

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars and Mexican and Argentinean pesos.

5)

The Company’s properties are located in Mexico, Argentina and Peru and will be effected by the political stability and laws of those countries.

6)

There is no guarantee that the Company can obtain the necessary governmental permits and licenses when required.

7)

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of mineral deposits.

HIGHLIGHTS

EXPLORATION ACTIVITIES

Mexico

Baja IOCG Project, Mexico

The Company negotiated an amendment to its agreement with Anglo American and consequently assumed operatorship of the project on July 13th.   Under the new terms, the Company has the right to increase its retained interest to 49% by spending not less than USD 1,400,000 (of which USD 500,000 is required to be incurred on or before June 30, 2006).  All required drill permits and permissions were obtained prior to commencing the initial drill testing on September 16th 2005.

The Company had originally planned a 1900m drilling campaign to test the San Fernando and Amargosa IOCG targets, however due to favourable results this was subsequently expanded.  To date 5,201.15 m have been drilled in 19 diamond drill holes on three properties: San Fernando, fourteen drill holes for 4257.79m; Amargosa, two drill holes for 519.38m; and Picale, three drill holes for 423.98m.

In summary, all drill holes contain intense (texture destructive) IOCG alteration with associated visible copper mineralization (chalcopyrite) that varies from trace amounts to significant accumulations (+20 m).  The results indicate that this newly discovered district displays all of the key criteria necessary to form a large copper (Cu) bearing IOCG deposit:

  All boreholes drilled to date (over 38 km strike) intersected copper mineralization (varying from trace to potentially economic concentrations).
  The presence of both large brittle and ductile structures – the Santa Catarina Fault Zone at Amargosa, the Esmeralda Fault Zone at Picale and the North Fault at San Fernando.
  Areas of extensive potassic alteration; at least 7 km2 at San Fernando; approximately 6 km2 at Picale and southeast Amargosa area where the alteration is spatially associated with a multiple Cu stream sediment anomalies.
  Thick permissive (permeable) host unit ‘capped’ by less permeable upper and lower flow units.

Although Cardero is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

San Fernando

Initial drilling, predominantly geophysically focused (combined magnetic – chargeability ± gravity anomalies), resulted in the intersection of thick intervals of ‘barren’ IOCG magnetite – sodic – pyrite mineralization (drill holes 05-SF-01 to -03).  The most recent drill holes targeted more subtle geophysical anomalies associated with potassic alteration and resulted in the intersection of significant copper mineralization in the northwest quadrant of the target zone (diamond drill holes 05-SF-05, and -09).

The copper (chalcopyrite) mineralization is intimately related to pervasive potassic alteration (biotite and orthoclase) as is seen at other large copper bearing systems (for example, Candelaria in Chile).  Detailed borehole logging, supplemented by petrographic studies, demonstrates that at least three phases of copper-bearing potassic alteration are present.  Chalcopyrite mineralization occurs as both en-echelon and sheeted veinlets in addition to fine disseminations, suggesting that the property is prospective for both vein and disseminated-type IOCG mineralization.

Mineralization remains open in all directions.  Specifically to the west (where potassic alteration has been mapped for a minimum of 2.5 km from the westernmost drill hole, 05-SF-05, and remains open); to the south, where it extends approximately 1 km south (dips below younger cover sequences); to the east (approx. 600-800 m), along the northern faulted contact of the magnetic anomaly; and at depth (drill hole 05-SF-08 finished at 438m in pervasive potassic alteration containing disseminated pyrite and chalcopyrite mineralization).

External peer-review and quality control was provided by IOCG specialists Dr. M.W. Hitzman and G. Lopez from the Colorado School of Mines who following a recent property examination concluded “It is apparent that the San Fernando Prospect represents a robust iron oxide-copper-gold (IOCG) system.  San Fernando is comparable in terms of alteration style and intensity to the Candelaria deposit in Chile.”  He further noted that “Only a very small portion of the prospect has been tested to date [and] additional drilling is the only reliable means of testing the prospect.  The drilling results at San Fernando are very encouraging for further exploration within the district.”

Picale

Detailed mapping by Anglo American outlined a hydrothermal system of approximately 20 km2 containing in excess of 20 copper showings over approximately 9 km of strike length and 300 m of section.

Three geological drill holes were completed to test down dip extensions of outcropping IOCG mineralization: All three drill holes encountered copper mineralization.  Significantly drill hole 05-PC-03 intersected 4.24 m (4.18 m true thickness) of flat lying massive magnetite – chalcopyrite mineralization grading 5.54% Cu and 0.56 g/t Au.  The drill hole was collared 400 m northwest of the leading edge of the main magnetite manto (which outcrops over 6 km strike length).  Mineralization remains open to the north (approx. 600 m), southwest (approx. 2 km) and west (approx. 1000 m).

Amargosa

Due to its incised topography and prior to any major expenditure commitments it was decided to drill two scout boreholes to test for the presence of a significant, that is, large, copper bearing IOCG system.  The results are encouraging in so far as both drill holes intersected pervasive sodic alteration and associated trace chalcopyrite mineralization.

Summary of Assay Results

To date, assay results have been received for six diamond drill holes from San Fernando (Holes 05-SF-01, - 02, -04, -05, -08 and -09) and one hole from Picale (05-PC-03).  These holes were preferentially sampled due to their geological significance.

Highlights include:

Borehole	From (m)	To (m)	Interval (m)	Grade
05-SF-01	80	98	18	0.54% Cu & 0.06 g/t Au
05-SF-02	140	160	20	0.17% Cu & 0.02 g/t Au
05-SF-04	356	372	16	0.2 % Cu & 0.04 g/t Au
05-SF-05	104.45	128.5	24.05	0.37% Cu & 0.02 g/t Au
	248	279	31	0.96% Cu & 0.07 g/t Au
05-SF-08	274.5	343	68.5	0.23% Cu & 0.03 g/t Au
05-SF-09	133	179.8	46.8	0.74% Cu & 0.06 g/t Au
05-PC-03	58	62.24	4.24	5.54% Cu & 0.56 g/t Au

Ongoing Work Programs

Future work at San Fernando will consist of a 3D Induced Polarization (IP) survey, structural mapping and re-targeting prior to additional drill testing.  At Picale, Cardero will carry out a program of ground geophysics (there have been no prior geophysical surveys in this area), followed by additional diamond drilling to test the target zone.  This next phase of the exploration program is expected to start in early February 2006.  All required permits for the planned exploration programs are in place.

Franco Property, Mexico

Drill testing, scheduled for late September 2005, has been delayed due to unforeseen access problems with the local landholders.  The Company continues to liaise with the relevant Federal and local State authorities to resolve this issue as soon as possible.

Argentina

Huachi Project, Argentina

The company recently announced the acquisition of the Huachi copper - gold property in San Juan Province in northwestern Argentina. The 432 hectare property, consists of 72 pertenencias in 30 claim blocks, and is located in the Precordillera Range of Argentina.  The property has good access and exploration can be carried out on a year-round basis.

The hydrothermal system at Huachi measures approximately 3 km in diameter. The main stockwork zone, which is the principal bulk tonnage gold target identified to date, measures up to 700 metres wide (E-W) and at least 1700 metres long (N-S) and is exposed over a vertical extent of approximately 400 metres. The system is partly oxidized with the thickness of the oxidized zone visually estimated to vary from 30 to approximately 100 metres or more locally.

Geologically it is comprised of a high-level porphyry complex that displays all the characteristics of a high sulfidation, epithermal gold system. The property is also prospective for porphyry copper mineralization, the underlying intrusive phases are cross-cut by a well-developed quartz - sulphide stockwork and, locally, copper oxides (in addition to bornite - chalcopyrite - quartz - magnetite - 'shreddy' biotite and potassium feldspar) are present.

During the initial property examination and due diligence Cardero geologists collected 47 rock samples within the "Main Stockwork Zone" at Huachi. Anomalous gold grades were returned from every area sampled, with an average of all samples returning 0.88 g/t gold. In addition, a 135 metre long continuous chip sample, collected in a distal portion of the system, averaged 0.38 g/t gold (within which a 10 metre chip sample returned 4.18 g/t gold).

Previous exploration work at the Huachi property appears to have been very limited, and there are no records or evidence of any extensive modern exploration. Accounts of sporadic mining activity at the Huachi property date back to Pre-Columbian times and small scale artisanal exploitation of the peripheral gold-base metal veins was conducted during the late 1800's and early to mid 1900's. In 1979-80, the San Juan Provincial District of Mines completed a sampling program on the adjacent peripheral veins and old workings, reportedly, a total of 406 samples were taken which returned an average grade of 4.75 g/t gold.

Most recently, in 1999, a Japanese co-operative mission completed studies in the Huachi area and recognized the property's bulk tonnage gold potential. In 2000, SEGEMAR (the Argentina Federal Geological Survey) conducted an airborne geophysical survey of the district. It was not until mid-2003 that the Huachi property became available for acquisition.

The terms of the agreement and related payments with the underlying owners (an arm's length private Argentine company) are as follows:

Payment	Amount (USD)
On signing (paid)	$ 70,000
10 months	$ 70,000
24 months	$ 200,000
36 months	$ 600,000
48 months	$ 1,000,000
60 months	$ 3,560,000
TOTAL	$ 5,440,000

In addition, Cardero is required to incur minimum exploration expenditures of not less than US$ 750,000 within the first 30 months, and not less than an additional US$ 1,250,000 within the second 30 months. The owners retain a 2% NSR, which provides for minimum advance royalties (not deductible from actual production royalties).

Cardero is presently carrying out an initial work program consisting of upgrading the property access, to be followed by topographic surveys, mapping and geochemical sampling.

Cerro Juncal Project, Argentina

Initial mapping at Cerro Juncal has concluded that the property represents a large, intrusion related hydrothermal alteration system, with many features that suggest good exploration potential for porphyry copper mineralisation at depth.

Hydrothermal alteration has affected an area of at least 3 by 2 ¾ km, coextensive with the central and western part of the Cerro Juncal massif.  The original hydrothermal system, moreover, may have been significantly larger, with the western part down-dropped by a fault coincident with the major valley west of Cerro Juncal.  Numerous small intrusions of quartz porphyry, dacite porphyry and biotite quartz monzonite are exposed within this alteration zone. Several bodies of strongly altered hydrothermal breccia occur in the vicinity of these intrusions.  Quartz vein stockwork is also widespread within the western part of the alteration zone: sericite is commonly associated with this stockwork, occurring both within veins and as alteration envelopes.

Limonite is ubiquitous and often abundant throughout the Cerro Juncal alteration zone, and sulphide boxwork is widespread, although unaltered sulphide is only very rarely preserved.  Abundant jarosite in many areas indicates an original high abundance of pyrite capable of generating a strongly acidic supergene leaching environment.  Hematite of ‘live limonite’ nature was locally recorded, and may represent oxidation of earlier formed supergene chalcocite.  Supergene copper minerals, however, have been seen in only a few places.  Rock sampling by earlier workers both across the summit area and along the western slopes returned many anomalous gold values, of greater than 200ppb.

The hypabyssal nature of the felsic intrusions, prominence of hydrothermal breccia bodies and evidence of abundant hypogene pyrite suggests that the Cerro Juncal porphyry system is exposed at a high level of erosion, and is therefore substantially preserved.  The presence of significant ‘live limonite’, and evidence of strongly acidic supergene leaching conditions, also suggests exploration potential for a chalcocite enrichment blanket at depth.  The apparent rarity of visible surface copper is very likely the result of extensive and thorough supergene leaching.

Future work will consist of additional mapping and final data compilation pending a decision to advance project internally or offer it for Joint Venture.

Cerro Atajo Project, Argentina

Following detailed mapping it was concluded that the main exploration target was a porphyry copper- gold (-molybdenum) deposit, underlying and genetically related to the exposed high-sulphidation epithermal copper-gold mineralisation.  It was postulated that such a deposit would occur at a depth accessible to mining only if extreme telescoping had occurred during the evolution of the Cerro Atajo magmatic-hydrothermal system.

The mapping program highlighted the occurrence of widespread, albeit sparse supergene copper minerals, and widespread limonite stockwork, in the low-lying Las Juntas region immediately southwest of the main area of epithermal mineralisation.  This area was the focus of the subsequent drilling program.

Five diamond drill holes were completed for a total of 1,419m.  In summary the five drill holes intersected several narrow high sulphidation style veins with copper sulphides (mainly enargite) associated with advanced argillic alteration (with abundant alunite).  Supergene redistribution of copper, most likely hosted by such veins, has formed narrow chalcocite precipitation zones locally within the top several tens of metres in all five holes.  The drilling indicates that high sulphidation copper-gold mineralisation, comparable though less prolific than that exposed in the Eugenia Ridge and Carmen areas farther northeast, is also widespread in the Las Juntas area.

No evidence of overprinted porphyry style mineralisation was seen in any of the drill holes.  In the drill core as in nearby outcrops, the phyllosilicate alteration minerals appear to be mainly clays, on the evidence of their general appearance and very fine, barely megascopically perceptible, crystallinity.  The distinctly coarse grained, substantially texture destructive, style of phyllic alteration, which often overprints the upper part of porphyry systems, is clearly absent.

The drill hole geochemical results are only weakly anomalous and do not warrant additional expenditures.  Therefore it is concluded that further exploration for a concealed porphyry deposit is not justified in the absence of any encouragement for such a target at reasonable depth (at less than 500m or so below valley elevation).

The exploration potential remaining at Cerro Atajo is for bulk mineable epithermal high sulphidation mineralization.  A final interpretation of all sample data from the various earlier exploration programs is in progress to assess the potential for this style of mineralisation on the property.

Certain terms pursuant to the Cerro Atajo Agreement relating to property payments and share issuances were renegotiated for six months to June 12, 2006.

Olaroz and Chingolo Projects, Argentina

No further exploration work is proposed for this project.

Organullo Property, Argentina

Compilation of previous exploration data indicates that the property has been inadequately tested and a Joint Venture partner is presently being sought.

Mina Angela Property, Argentina

A Joint Venture partner is presently being sought to progress exploration.

Peru

Marcona Iron Oxide Copper-Gold (IOCG) District, Peru (Carbonera, Daniella and Pampa de Pongo properties)

In order to concentrate on its Fe Sands project (details below) the Company optioned the hard rock potential of its Marcona IOCG District, that is, the Carbonera, Daniella and Fe Sands properties to Peregrine Diamonds Peru S.A.C.

The option agreement governs all hard rock potential other than the rights to the unconsolidated and semi-consolidated sands and all minerals therein in the respective areas.  Under terms of the agreement Peregrine may earn a 70% interest by incurring aggregate expenditures of US$3,000,000 by November 18, 2009.

Pampa de Pongo

The Company is presently designing a suitable strategy to advance the project.  No additional work is scheduled in the near-future.

Iron Sands, Peru

The Company has acquired through staking a 32,000-hectare (320 km²) iron (magnetite) sand property near the city of Nazca in the desert coastal region of southern Peru.  Geographically the property forms part of, and is adjacent to the Company’s properties in the Marcona IOCG district (Carbonera, Daniella).

The area was originally highlighted in 1974 by the Peruvian Ministry of Energy and Mines as part of a nationwide iron inventory study and is comprised of magnetite (iron)-bearing sands consisting of active dune fields and a large Quaternary basin containing a thick sequence of friable sands with visible magnetite throughout many of the exposures.

A series of selectively collected magnetite-rich sand was provided to Midrex – Kobe Steel for initial metallurgical testing.  In summary the Midrex process successfully produced a high quality low sulfur, low phosphorous and low titanium liquid iron and generated a desulfurizing titanium-rich fluid slag at melting temperatures of 1288°C.  Midrex has characterized these initial test results as “very encouraging”, concluding that a “liquid metal button containing ~ 94% iron, ~ 5% carbon and <0.05% sulphur can be produced with excellent separation of metal to slag.”

Meanwhile a regional geochemical sampling and mapping program of the large property was designed, supervised and implemented during July-August 2005 in conjunction with a surface media sampling specialist.  Surficial sand samples were collected on two reconnaissance-scale sampling grids at the Pampa El Toro and Carbonera dune fields in southern Peru.  A total of 364 samples were collected from 269 sites in the two dune fields: 172 samples from 135 sites at Pampa El Toro, and a further 192 samples from 134 sites at Carbonera.

The regional sand samples were collected in each area at 1 km site spacings along north-south lines, with adjacent lines at 500 metre site offsets.  This corresponds to a 1 km x 500m offset site spacing for each survey.  Site locations were chosen as pre-arranged UTM grid coordinates (WGS 84 datum) to ensure that any sample site selection biases were eliminated.

Due to logistic and custom delays the samples only reached the magnetic separation laboratory in December and the results are anticipated in the near future.  Concurrently a widely spaced 13 drill hole sampling program was completed in December at the Pampa El Toro

Katanga, Peru

Following additional field work non-core claims were returned to the vendor.  Consequently a rapid, low cost, 14 - 18 line km walking magnetic survey was designed to screen the various outcropping magnetic bodies zones for undercover extensions. It is anticipated that 3D modelling of the resultant dataset will enable more accurate assessment of the depth potential of the systems pending further work.

OVERALL PERFORMANCE

Success in the junior mining business is measured by a company’s ability to raise funds, secure properties of merit and, in a few rare cases, identify an economic ore body on one of its properties.

Over the past three years the Company has been very successful at raising funds. It raised $6.4 million in fiscal 2003, $19.5 million in fiscal 2004 and $7.1 million in fiscal 2005.  As of January 2006, the Company has approximately $12 million on hand.

Over the past three years the Company has continued to demonstrate its ability to obtain properties of merit. It has concentrated its efforts in Mexico, Peru and Argentina. The Company now has a substantial inventory of properties, which are discussed in detail under the “Highlights” section.

Selected Annual Information

The Company’s results of operations for the years ended December 31 are summarized below:

	2005	2004	2003
Interest income	$ 376,289	$ 284,858	$ 52,997
Net loss	6,462,890	9,323,002	1,713,252
Net loss per share	0.16	0.26	0.08
Total assets	28,480,066	24,231,580	8,877,885
Working capital	15,436,673	16,789,291	3,686,213

Notes:

1)

There were no discontinued operations or extraordinary items in the years under review.

2)

The basic and diluted income (loss) per share numbers was the same in each of the years under review.

3)

The Company had no long-term financial liabilities for the years under review.

4)

The Company has no history of declaring dividends.

The significance of these numbers is discussed under “Results of Operations” and “Liquidity and Capital Resources”.

Results of Operations

	2004	2004
Net loss	$ 6,462,890	$ 9,323,002
Interest income	376,289	284,858
General and administrative costs	3,244,448	1,640,022
Stock-based compensation	2,398,396	3,433,900
Write-down of resource properties	1,190,641	4,521,367

In fiscal 2005 the Company had a net loss of $6,462,890 or $0.16 per share as compared to a net loss of $9,323,002 or $0.26 per share in fiscal 2004. The following discussion explains the variations in the key components of these numbers, but as with most junior exploration companies the results of operations are not the main factor in establishing the financial health of the company. Of far greater significance are the properties the company has, its working capital and the level of optimism present in the junior resource markets.

The Company’s interest income was up substantially in 2005 as the Company had higher average cash balances on hand in 2005. The surplus funds are invested in term deposits and bankers’ acceptance.

The Company’s general and administrative costs were higher in most categories in 2005 and it is expected that costs will remain at these higher levels or increase in 2006 as the Company focuses on growth. The major component of general and administrative costs and the component with the major increase in 2005 was travel and promotion, $1,264,932 in 2005 and $640,197 in 2004.  The Company’s philosophy is to keep a high profile for the investing public. The Company has a full-time, in house investor relations manager as well as several investor relations contracts with outside consultants. New outside consultants were taken on in the first quarter of 2005 and there was a one-time promotion costing approximately $244,000. The Company is a regular attendee at industry conferences and management frequently travels to major cities in North America and Europe to tell the Company’s story. The Company has benefited substantially from these activities over the past three years as it has completed several private placements and raised additional funds through the exercise of warrants and stock options.

The second largest component of general and administrative costs is professional fees and they too were up substantially, $704,687 in 2005 and $388,900 in 2004. The major portion of professional fees is legal fees. The two areas of high activity in 2005 were the Western Telluric Resources Inc lawsuit (see “Material Proceedings”), and the listing of the Company on the American Stock Exchange.

Salaries were up in 2005 as the Company has been expanding its staff. The major addition was the hiring of a full time Exploration Manager in early 2005.

Property evaluation costs consist of geological time and expenses spent looking for and evaluating new properties. These costs were up substantially in 2005 as the Company increased its efforts in this area.

Stock-based compensation is a non-cash item that puts a dollar value on the benefit being given on the vesting of stock options. In 2004 the Company adopted the fair value method of accounting for stock-based compensation. The fair value method is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options. Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful. In 2005 1,418,260 options vested resulting in a stock-based compensation charge of $$2,398,396 – 2004 $3,433,900.

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in value. In 2005 the major write off was the La Zorra project in Mexico. In 2004 the Company’s major write offs were in Argentina.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, for the past eight quarters:

Fiscal 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 60,669	$ 128,207	$ 95,604	$ 82,809
Net income (loss)	(1,489,617)	(1,986,307)	(1,607,002)	(1,379,964)
Net income (loss) per share	(0.04)	(0.05)	(0.04)	(0.03)

Fiscal 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 51,284	$ 61,144	$ 76,241	$ 96,189
Net income (loss)	(1,125,061)	(642,308)	(2,120,197)	(5,435,436)
Net income (loss) per share	(0.04)	(0.02)	(0.06)	(0.14)

Notes:

1)

The total revenue consists of interest income.

2)

There were no discontinued operations or extraordinary items in the periods under review.

3)

The basic and diluted income (loss) per share numbers were the same in each of the periods under review.

Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options (see “Results of Operations”).

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. It relies on the sale of its own shares as needed. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

When optioning properties the Company will sometimes issue its own stock to the vendor of the property as partial or full consideration for the property.

In 2004 the Company raised $19,105,247 from private placements and the exercise of share purchase warrants and stock options. In 2005, no private placements were completed and $7,052,410 was raised from the exercise of share purchase warrants and stock options. At October 31, 2005 the Company had 41,685,239 shares outstanding, 2,600,000 warrants outstanding with an exercise price of $3.50 and 3,642,000 stock options outstanding with a weighted average exercise price of $2.83.  Since October 31, 2005, a total of 674,100 stock options have been exercised, netting the Company $1,898,325.

In 2005 the Company spent $5,533,145 on property acquisitions and exploration and $3,244,448 on general and administration costs. The comparative figures for 2004 were $4,605,684 and $1,640,022 respectively. This increasing level of expenditures can be expected to continue as the Company grows.

At October 31, 2005 the Company had working capital of $15,436,673. This is sufficient to take the Company through the next eighteen months. However, if the Company substantially increases its expenditure on property acquisitions or exploration expenditures, additional funding may be required within the next eighteen months.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2005, Ken Carter, a former director of the Company was paid $2,612 (2004 - $14,375) for geological consulting.  In 2005, a legal firm, in which Lawrence W. Talbot, a director of the Company, is a partner, was paid legal fees of $353,734 (2004 - $207,045).  In 2005 Ross McDonald, the Company’s former Chief Financial Officer was paid financial consulting fees of $10,290 (2004 – $0).

In 2005, directors or former directors of the Company exercised a total of 258,000 options realizing a deemed benefit at the time of exercise of $321,560 (2004 –$960,500).

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru S.A. for a fee of USD 10,000 per month.  As such, Mr. Ballon is now a related party with respect to the Company.  Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option  agreements to acquire interests in mineral properties from either Minera Koripampa del Peru S.A. or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.  Such property transactions include those with respect to the Carbonera and Daniella Properties, the Pampa de Pongo Property, the Katanga Property, the Lircay Project and the Corongo Project.

FOURTH QUARTER

The were no unusual items in the fourth quarter.

SUBSEQUENT EVENTS

On January 11, 2006 the Company announced that that Dr. Murray W. Hitzman has agreed to join the Company’s board of directors immediately to fill the vacancy created by the resignation of Michael W. Kinley, C.A.  Mr. Kinley resigned from the board on January 4, 2006, in order to take a more active role in the Company as Chief Financial Officer.

Dr. Hitzman joins the board following corporate developments which began on October 31, 2005 whereby Mr. G. Ross McDonald C.A. resigned as Chief Financial Officer as a consequence of the merger of his accounting practice with that of Smythe Ratcliffe, C.A., the Company’s auditors.

The Company further announced that, pursuant to its Stock Option Plan, it has granted to Dr. Hitzman an incentive stock option to purchase up to 200,000 shares in the capital stock of the Company.  The options are exercisable at a price of $4.00 per share on or before January 11, 2008.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There were no changes in accounting policies in the 2005 year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash at October 31, 2005 was $1,206,219 of which $156,963 was held in Mexcian and Argentinian pesos.  The Company’s cash equivalents was term deposits of $14,000,000 which yield approximately 2.4% per annum.

The Company’s receivables and payables at October 31, 2005 were normal course business items that are settled on a regular basis.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the "Plaintiffs") commenced an action in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between the Company and Minera (See Note 5(a)(i)) by which the Company acquired six mineral concessions in Baja California State, Mexico from Minera, a constructive trust over other mineral interests in Baja California State, Mexico held by the Company and damages for breach of contract, breach of duty of confidence and knowing participation in breach of fiduciary duty.

The Company has filed a Statement of Defence in which it denies any liability.  As well, the Company has commenced a Counterclaim against the Plaintiffs and William Park, Kelly Klatik, Jack Glavine and Kenneth Tremblett for malicious prosecution, abuse of process, injurious falsehood and conspiracy to injure.  In addition to seeking damages, the Company is seeking a declaration that the December 12, 2001 agreement is valid and that it is the owner of the subject mineral concessions.

The pleadings are closed.  Discovery of documents of all parties is at or near completion, and the discovery process has begun.  A trial date of 20 days, commencing March 13, 2006, has been set.

The Company is not currently in a position to quantify the potential exposure to the Company or the potential recovery that may be had pursuant to the Company’s counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company may be affected by results of work on the subject mineral properties between now and trial.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Differences in accounting principles

i.

Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are deferred as explained in note 2(e).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property are less than the capitalized costs, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

ii.

Stock-based compensation

Under Canadian GAAP, the Company elected to use the settlement method for employee stock options during 2003 where no compensation expense is recorded for options granted to employees. For US GAAP purposes the settlement method is not available, and therefore, the Company has elected to measure compensation expense using the intrinsic value-based method for employee stock options for US GAAP purposes.  For 2004 and 2005, the Company used the fair value method for both Canadian and US GAAP purposes.

iii.

Reconciliation of total assets, liabilities and stockholders’ equity:

	2005	2004
Total assets per Canadian GAAP	$ 28,480,066	$ 24,231,580
Expenditures on resource properties
expensed under US GAAP	(12,188,346)	(6,590,392)
Total assets per US GAAP	$ 16,291,720	$ 17,641,188
Total liabilities per Canadian GAAP	$ 809,232	$ 804,112
Adjustments to US GAAP	-	-
Total liabilities per US GAAP	809,232	804,112
Total equity per Canadian GAAP	27,670,834	23,427,468
Expenditures on resource properties
expensed under US GAAP	(12,188,346)	(6,590,392)
Total equity per US GAAP	15,482,488	16,837,076

Total liabilities and equity per US GAAP	$ 16,291,720	$ 17,641,188

iv.

Reconciliation of net loss reported in Canadian GAAP and US GAAP:

Statement of operations for the year ended October 31

	2005	2004	2003
Reconciliation of net loss from Canadian
GAAP to US GAAP
Net loss per Canadian GAAP	$ (6,462,890)	$ (9,323,002)	$ (1,713,252)
Acquisition of mineral properties	(3,215,771)	(2,970,195)	(1,994,926)
Exploration and development costs, net	(3,572,824)	(3,388,989)	(2,086,921)
Reverse amounts written-off	1,190,641	4,521,367	-
Stock-based compensation using intrinsic
method	-	-	(30,500)
Net loss per US GAAP	$ (12,060,844)	$ (11,160,819)	$ (5,825,599)

Net loss per share in
accordance with Canadian GAAP	$(0.16)	$(0.26)	$(0.08)
Total differences	$(0.14)	$(0.06)	$(0.18)
Net loss per share in
accordance with US GAAP	$(0.30)	$(0.32)	$(0.26)
Weighted average number of shares outstanding	40,938,200	35,198,762	22,349,311

(b)

 Stock-based compensation

In 2003 had compensation expense for employee stock options been determined in accordance with the fair value method using the Black-Scholes option pricing model, the pro-forma effect on the Company’s net loss and per share amounts would have been as follows:

2003

Net loss per US GAAP	$ (5,825,599)
Add: Total compensation expense under intrinsic method	30,500
Deduct: Total stock-based compensation expense
determined under fair value based method for
all awards, net of related tax effects	(980,595)

Net loss, pro-forma	$ (6,775,694)

Net loss per share per US GAAP	$ (0.26)
Deduct: Total compensation expense under intrinsic method	-
Add: Total stock-based compensation
expense determined under fair value based
method for all awards, net of related tax effects	(0.04)

Net loss per share, pro-forma	$ (0.30)

The fair value of each option grant is calculated using the following weighted average assumptions:

2003

Expected life (years)	1.5
Interest rate	3.0%
Volatility	100.1%
Dividend yield	0%

(c)

Recent US accounting pronouncements

i.

FAS 151, Inventory Costs. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company’s financial statements.

ii.

FAS 152, Accounting for Real Estate Time-Sharing Transactions. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. There is no impact on the Company’s financial statements.

iii.

FAS 153, Exchanges of non-monetary Assets. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company’s financial statements.

iv.

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

v.

In 2004, FASB issued an FASB Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.  This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method.  This pronouncement will have no impact on the Company, as the Company accounts for all options and warrants using the fair value method, under Canadian GAAP.